Filed pursuant to Rule 433
Registration No. 333-151523

November 23, 2009 Covering week 11/16 - 11/20

Several key housing market indicators came in worse than economists had predicted. Housing starts, building permits, and the NAHB homebuilder sentiment index all posted weak numbers. In a week interrupted by Thanksgiving, UMM and DMM will be active with the release of the S&P/Case-Shiller Composite-10 on Tuesday.

UMM closed down 3.37% for the week, inching even closer to current underlying values. Investors can buy (or sell) 5-year US housing at current home price levels.
Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973

UMM: $22.66 (-$0.79, -3.37%)
DMM: $26.38 ($0.73, 2.85%)

Implied HPA: 0.20%

The market is anticipating that the S&P/Case-Shiller Composite-10 Index will rise to 158.25 by August 2014 from 157.93 today (reflects data through August 2009).

Last week’s market movers:

"I don't think the housing crisis is over. I think we're going to see another leg down."

-Mark Zandi, Chief Economist, Moody's Economy.com

o  o  o

"My prediction is that we'll probably recover on a seasonal basis. It's generally accepted that the homebuilding industry is off the mat and on the road to recovery."

-Bob Toll, CEO, Toll Brothers

• NAHB Homebuilders Survey: 17 (v. 19 est.) • Housing Starts: 529k (v. 600k est.) • Building Permits: 552k (v. 580k est.) • CPI: +0.3% MoM (v. +0.2% est.)
This week’s housing market indicators:
• Nov. 23 - Existing Home Sales • Nov. 24 - S&P/Case-Shiller Home Price Indices

Historical Average Annual Composite-10 Return v. Implied Annual HPA
Based on S&P/CS Composite-10 Index Levels and UMM's Closing Prices

Sources: MacroMarkets LLC, Bloomberg and Standard & Poor's

Contacts:
For general inquiries or for more information, please visit www. MacroMarkets.com or call 888-9House5 (888-946-8735)
For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at http://www.macroshares.com/